Follow-Up Materials

02060141

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME AO TD GUM (GUM Trading House)

*CURRENT ADDRESS 109012 Moscow
Red Square, 3
Russia

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 09 2002
THOMSON FINANCIAL

FILE NO. 82- 4132 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DATE : 11/20/02

ГУМ

МОСКВА



OAO Trade House GUM

Consolidated Financial Statements

Years ended December 31, 1997 and 1998
with Report of Independent Auditors

ERNST & YOUNG (CIS) LIMITED
A MEMBER OF ERNST & YOUNG INTERNATIONAL
Russia 103062 Moscow
Podsosensky Pereulok 20/12
Phone: 7(095) 705-9292
Fax: 7(095) 705-9293

Report of Independent Auditors

The Board of Directors and Shareholders
OAO Trade House GUM

We have audited the accompanying consolidated balance sheets of OAO Trade House GUM and subsidiaries as of December 31, 1997 and 1998, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the two years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, as part of the privatization process of the Company, certain properties assigned to it by the Moscow Property Fund have been recorded at values stated in its privatization plan determined by the Moscow Privatization Commission rather than at historical cost.

In our opinion, except for the effects of recording certain properties at values other than historical cost as discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of OAO Trade House GUM and subsidiaries at December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1998, in conformity with accounting principles generally accepted in the United States of America.

Ernst & Young (CIS) Ltd

June 11, 1999

OAO Trade House GUM

Consolidated Balance Sheets

	December 31 1997	December 31 1998
	(In thousands of US dollars)	
Assets		
Current assets:		
Cash and cash equivalents	$ 11,934	$ 4,150
Short-term investments	24,354	2,343
Trade accounts receivable (net of bad debt provision of $254 and $71 for 1997 and 1998, respectively)	3,760	4,107
VAT taxes receivable	6,895	3,089
Inventories (net of reserve for obsolescence of $118 and $432 for 1997 and 1998, respectively)	38,833	20,940
Deferred income taxes	445	109
Prepaid expenses and other current assets	374	358
Total current assets	86,595	35,096
Property and equipment, net	26,514	30,398
Long-term investments	629	294
Total assets	$ 113,738	$ 65,788
Liabilities and shareholders' equity		
Current liabilities:		
Trade payables	$ 32,888	$ 13,290
Income taxes payable	323	520
Notes payable	–	2,360
Accrued expenses and other current liabilities	2,432	2,054
Total current liabilities	35,643	18,224
Deferred income taxes	151	85
Minority interests	124	–
Shareholders' equity:		
Common stock (1 ruble par value per share), 60,000,000 shares authorized, issued and 53,423,330 outstanding at December 31, 1997; 72,000,000 shares authorized, 60,000,000 issued and 53,307,858 outstanding at December 31, 1998	12,466	12,466
Additional paid-in capital	19,227	19,227
Retained earnings	57,917	27,786
Treasury stock, at cost (6,576,670 and 6,692,142 shares at December 31, 1997 and 1998, respectively)	(11,790)	(12,000)
Total shareholders' equity	77,820	47,479
Total liabilities and shareholders' equity	$ 113,738	$ 65,788

See accompanying notes.

OAO Trade House GUM

Consolidated Statements of Operations

	Years ended December 31 1997	1998
	(In thousands)	
Revenues:		
Retail sales	$ 250,354	**$ 164,413**
Sublease income	11,886	**13,833**
	262,240	**178,246**
Cost of revenues:		
Cost of sales	198,817	**154,028**
Cost of sublease	1,261	**1,468**
Gross margin	62,162	**22,750**
Selling expenses	(19,644)	**(15,409)**
General and administrative expenses	(16,616)	**(11,426)**
Other operating expenses	(2,717)	**(1,907)**
Other operating income	–	**1,094**
Income/(loss) from operations	23,185	**(4,898)**
Non-operating (expense) income:		
Interest and investment income	3,821	–
Investment loss	–	**(3,433)**
Non-operating income	3,572	**831**
Interest expense	(204)	**(110)**
Non-operating expenses	(6,513)	**(6,973)**
Translation loss arising on remeasurement of net monetary assets	(2,103)	**(6,890)**
Total non-operating expense	(1,427)	**(16,575)**
Income (loss) before taxes and minority interest	21,758	**(21,473)**
Income taxes	10,217	**7,575**
Income (loss) before minority interest	11,541	**(29,048)**
Minority interest in net (income) loss of subsidiary	(85)	**124**
Net income/(loss)	$ 11,456	**$ (28,924)**

See accompanying notes.

OAO Trade House GUM

Consolidated Statements of Shareholders' Equity

(In thousands, except per share data)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Treasury Stock		Total Shareholders' Equity
	Shares	Amount			Shares	Amount	
Balance at December 31, 1996	60,000	$ 12,466	$ 15,820	$ 47,541	(7,681)	$(10,398)	$ 65,429
Net income				11,456			11,456
Treasury stock purchases					(629)	(4,290)	(4,290)
Treasury stock sales, net of related taxes			3,407		1,733	2,898	6,305
Cash dividends ($.02 per share)				(1,080)			(1,080)
Balance at December 31, 1997	60,000	$ 12,466	$ 19,227	$ 57,917	(6,577)	$(11,790)	$ 77,820
Net loss				**(28,924)**			**(28,924)**
Treasury stock purchases					**(115)**	**(210)**	**(210)**
Cash dividends ($.02 per share)				**(1,207)**			**(1,207)**
Balance at December 31, 1998	**60,000**	**$ 12,466**	**$ 19,227**	**$ 27,786**	**(6,692)**	**$(12,000)**	**$ 47,479**

See accompanying notes.

OAO Trade House GUM

Consolidated Statement of Cash Flows

	Years ended December 31	
	1997	1998
	(In thousands of US dollars)	
Operating activities		
Net income (loss)	$ 11,456	$ (28,924)
Adjustments to reconcile net income to net cash provided		
Depreciation	1,356	1,655
Provision for deferred income taxes	(634)	270
Minority interest in income (loss) of consolidated	85	(124)
Unrealized loss on short-term investments	741	3,348
Loss on sales of property and equipment	154	842
Translation loss	2,103	6,890
Changes in operating assets and liabilities:		
Trade accounts receivable	957	(5,985)
VAT taxes receivable	(2,365)	3,019
Inventories	(2,587)	17,893
Prepaids and other current assets	(216)	(57)
Trade payables	3,013	722
Income taxes payable	(529)	197
Accrued expenses and other current liabilities	284	(378)
Net cash provided (used) in operating activities	13,818	(632)
Investing activities		
Purchases of property and equipment	(10,510)	(6,381)
Proceeds from sales of short-term investments	123,884	45,390
Purchases of short-term investments	(133,047)	(42,364)
Other	268	–
Net cash used in investing activities	(19,405)	(3,355)
Financing activities		
Cash dividends paid	(1,080)	(1,207)
Acquisitions of previously outstanding shares	(4,290)	(210)
Proceeds from sales of treasury stock, net of taxes	6,305	–
Proceeds from notes payable borrowings	–	3,833
Principal payments on notes payable	(2,000)	(1,473)
Net cash used in financing activities	(1,065)	943
Effect of exchange rates on cash and cash equivalents	(117)	(4,740)
Net decrease in cash and cash equivalents	(6,769)	(7,784)
Cash and cash equivalents at beginning of the year	18,703	11,934
Cash and cash equivalents at the end of the year	$ 11,934	$ 4,150

See accompanying notes

OAO Trade House GUM

Consolidated Financial Statements

Years ended December 31, 1996 and 1997
with Report of Independent Auditors

ERNST & YOUNG (CIS) LIMITED
A MEMBER OF ERNST & YOUNG INTERNATIONAL
Russia 103062 Moscow
Podsosensky Pereulok 20/12
Phone: 7(095) 705-9292
Fax: 7(095) 705-9293

Report of Independent Auditors

The Board of Directors and Shareholders
OAO Trade House GUM

We have audited the accompanying consolidated balance sheets of OAO Trade House GUM and subsidiaries as of December 31, 1996 and 1997, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the two years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, as part of the privatization process of the Company, certain properties assigned to it by the Moscow Property Fund have been recorded at values stated in its privatization plan determined by the Moscow Privatization Commission rather than at historical cost.

In our opinion, except for the effects of recording certain properties at values other than historical cost as discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of OAO Trade House GUM and subsidiaries at December 31, 1996 and 1997, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1997, in conformity with accounting principles generally accepted in the United States of America.

Ernst & Young (CIS) Ltd

April 2, 1998

OAO Trade House GUM

Consolidated Balance Sheets

	December 31 1996	December 31 1997
	(In thousands of US dollars)	
Assets		
Current assets:		
Cash and cash equivalents	$ 18,703	$ 11,934
Short-term investments	17,777	24,354
Trade accounts receivable	4,717	3,760
VAT taxes receivable	4,856	6,895
Inventories	36,246	38,833
Deferred income taxes	-	445
Prepaid expenses and other current assets	158	374
Total current assets	82,457	86,595
Property and equipment, net	17,824	26,514
Long-term investments	579	629
Total assets	$ 100,860	$ 113,738
Liabilities and shareholders' equity		
Current liabilities:		
Trade payables	$ 29,875	$ 32,888
Income taxes payable	882	323
Notes payable	2,000	–
Deferred income taxes	117	–
Accrued expenses and other current liabilities	2,303	2,432
Total current liabilities	35,177	35,643
Deferred income taxes	223	151
Minority interests	31	124
Shareholders' equity:		
Common stock (1 ruble par value per share), 60,000,000 shares authorized and issued; 52,319,270 and 53,423,330 outstanding at December 31, 1996 and 1997, respectively	12,466	12,466
Additional paid-in capital	15,820	19,227
Retained earnings	47,541	57,917
Treasury stock, at cost (7,680,730 and 6,576,670 shares at December 31, 1996 and 1997, respectively)	(10,398)	(11,790)
Total shareholders' equity	65,429	77,820
Total liabilities and shareholders' equity	$ 100,860	$ 113,738

See accompanying notes.

OAO Trade House GUM

Consolidated Statements of Income

	Years ended December 31 1996	1997
	(In thousands, except per share data)	
Retail sales	$ 233,054	$ 250,354
Cost of sales	185,830	198,817
Gross profit	47,224	51,537
Selling expenses	(19,413)	(19,644)
General and administrative expenses	(11,944)	(17,877)
Other operating expenses	(2,616)	(2,717)
Other operating income	12,351	11,886
Operating income	25,602	23,185
Non-operating (expense) income:		
Interest and investment income	10,797	3,821
Non-operating income	2,788	3,572
Interest expense	(156)	(204)
Non-operating expenses	(6,349)	(6,513)
Translation loss arising on remeasurement of net monetary assets	(1,484)	(2,103)
Total non-operating (expense) income	5,596	(1,427)
Income before taxes and minority interest	31,198	21,758
Income taxes	13,195	10,217
Income before minority interest	18,003	11,541
Minority interest in net (income) loss of subsidiary	21	(85)
Net income	$ 18,024	$ 11,456
Net income per common share	$ .33	$ .22
Weighted average common shares outstanding	54,308	53,239
Net income per ADR equivalent	$ .66	$ .43

See accompanying notes.

OAO Trade House GUM

Consolidated Statements of Shareholders' Equity

(In thousands, except per share data)

	Common Stock		Additional Paid-In	Retained	Treasury Stock		Total Shareholders'
	Shares	Amount	Capital	Earnings	Shares	Amount	Equity
Balance at December 31, 1995	60,000	$ 12,466	$ 11,926	$30,677	(1,680)	$ (1,308)	$ 53,761
Net income				18,024			18,024
Treasury stock purchases					(17,178)	(17,524)	(17,524)
Treasury stock sales, net of related taxes			3,894		11,177	8,434	12,328
Cash dividends ($.02 per share)				(1,160)			(1,160)
Balance at December 31, 1996	60,000	$ 12,466	$ 15,820	$47,541	(7,681)	$ (10,398)	$ 65,429
Net income				**11,456**			**11,456**
Treasury stock purchases					**(629)**	**(4,290)**	**(4,290)**
Treasury stock sales, net of related taxes			**3,407**		**1,733**	**2,898**	**6,305**
Cash dividends ($.02 per share)				**(1,080)**			**(1,080)**
Balance at December 31, 1997	**60,000**	**$ 12,466**	**$ 19,227**	**$57,917**	**(6,577)**	**$ (11,790)**	**$ 77,820**

See accompanying notes.

OAO Trade House GUM

Consolidated Statement of Cash Flows

	Years ended December 31	
	1996	1997
	(In thousands of US dollars)	
Operating activities		
Net income	$ 18,024	$ 11,456
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	1,296	1,356
Provision for deferred income taxes	340	(634)
Minority interest in income of consolidated subsidiaries	(21)	85
Unrealized (gain) loss on short-term investments	(1,909)	741
Loss on sales of property and equipment	254	154
Translation loss	1,484	2,103
Changes in operating assets and liabilities:		
Trade accounts receivable	(1,431)	957
VAT taxes receivable	891	(2,365)
Inventories	(12,823)	(2,587)
Prepaids and other current assets	738	(216)
Trade payables	9,172	3,013
Income taxes payable	536	(529)
Accrued expenses and other current liabilities	(1,521)	284
Net cash provided by operating activities	15,030	13,818
Investing activities		
Purchases of long-term investments	(579)	(50)
Proceeds from sale of property and equipment	6	310
Purchases of property and equipment	(2,163)	(10,510)
Investments in subsidiaries by minority shareholders	40	8
Proceeds from sales of short-term investments	259,685	123,884
Purchases of short-term investments	(258,519)	(133,047)
Net cash used in investing activities	(1,530)	(19,405)
Financing activities		
Cash dividends paid	(1,160)	(1,080)
Acquisitions of previously outstanding shares	(17,524)	(4,290)
Proceeds from sales of treasury stock, net of taxes	12,328	6,305
Proceeds from notes payable borrowings	2,000	–
Principal payments on notes payable	–	(2,000)
Net cash used in financing activities	(4,356)	(1,065)
Effect of exchange rates on cash and cash equivalents	(345)	(117)
Net increase (decrease) in cash and cash equivalents	8,799	(6,769)
Cash and cash equivalents at beginning of the year	9,904	18,703
Cash and cash equivalents at the end of the year	$ 18,703	$ 11,934

See accompanying notes

OAO Trade House GUM

Consolidated Financial Statements

Years ended December 31, 1999 and 1998
with Report of Independent Auditors

Ernst & Young

■ Ernst & Young (CIS) Limited
Podsosensky Pereulok 20/12
Moscow 103062 Russia
Phone: 7 (095) 705 92 92
Fax: 7 (095) 705 92 93

■ Эрнст энд Янг (СНГ) Лимитед
Россия, 103062 Москва
Подсосенский переулок, 20/12
Телефон: 7 (095) 705 92 92
Факс: 7 (095) 705 92 93
ОКПО 40128555

Report of Independent Auditors

The Board of Directors and Shareholders
OAO Trade House GUM

We have audited the accompanying consolidated balance sheets of OAO Trade House GUM and subsidiaries as of December 31, 1998 and 1999, and the related consolidated statements of operations and comprehensive income, shareholders' equity, and cash flows for each of the two years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, as part of the privatization process of the Company, certain properties assigned to it by the Moscow Property Fund have been recorded at values stated in its privatization plan determined by the Moscow Privatization Commission rather than at historical cost.

In our opinion, except for the effects of recording certain properties at values other than historical cost as discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of OAO Trade House GUM and subsidiaries at December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America.

Ernst & Young (CIS) Ltd

June 16, 2000

OAO Trade House GUM

Consolidated Balance Sheets

	December 31 1999	December 31 1998
	(In thousands of US dollars)	
Assets		
Current assets:		
Cash and cash equivalents *(Note 2)*	$ **10,830**	$ 4,150
Short-term investments *(Note 3)*	–	2,343
Trade accounts receivable (net of bad debt provision of $0 and $71 for 1999 and 1998, respectively)	**1,521**	4,107
VAT taxes receivable	**3,045**	3,089
Inventories (net of reserve for obsolescence of $268 and $432 for 1999 and 1998, respectively)	**16,254**	20,940
Deferred income taxes *(Note 5)*	**164**	109
Prepaid expenses and other current assets	**926**	358
Total current assets	**32,740**	35,096
Property and equipment, net *(Note 4)*	**30,124**	30,398
Investments held for sale *(Note 3)*	**2,859**	–
Long-term investments	**433**	294
Total assets	$ **66,156**	$ 65,788
Liabilities and shareholders' equity		
Current liabilities:		
Trade payables	$ **11,769**	$ 13,290
Income taxes payable	**130**	520
Notes payable	**176**	2,360
Accrued expenses and other current liabilities	**2,932**	2,054
Total current liabilities	**15,007**	18,224
Deferred income taxes *(Note 5)*	**89**	85
Commitments and contingencies *(Note 9)*		
Minority interests	**45**	–
Shareholders' equity:		
Common stock (1 ruble par value per share), 72,000,000 shares authorized, 60,000,000 issued and 52,813,848 outstanding at December 31, 1999; 72,000,000 shares authorized, 60,000,000 issued and 53,307,858 outstanding at December 31, 1998.	**12,466**	12,466
Additional paid-in capital	**19,227**	19,227
Retained earnings	**29,568**	27,786
Accumulated other comprehensive income	**1,894**	–
Treasury stock, at cost (7,186,152 and 6,692,142 shares at December 31, 1999 and 1998, respectively)	**(12,140)**	(12,000)
Total shareholders' equity	**51,015**	47,479
Total liabilities and shareholders' equity	$ **66,156**	$ 65,788

See accompanying notes.

OAO Trade House GUM

Consolidated Statements of Operations and Comprehensive Income

	Years ended December 31 1999	1998
	(In thousands of US dollars)	
Revenues:		
Retail sales	$ **66,056**	$ 164,413
Sublease income	**13,470**	13,833
	79,526	178,246
Cost of revenues:		
Cost of sales	**54,156**	154,028
Cost of sublease	**1,424**	1,468
Gross margin	**23,946**	22,750
Selling expenses	**(7,026)**	(15,409)
General and administrative expenses	**(4,978)**	(11,426)
Other operating expenses	**(1,281)**	(1,907)
Other operating income	**225**	912
Income (loss) from operations	**10,886**	(5,080)
Non-operating income (expense):		
Investment income (loss)	**162**	(4,589)
Interest income	**741**	182
Interest expense *(Note 6)*	**(149)**	(110)
Non-operating income	**587**	831
Non-operating expenses	**(2,750)**	(5,817)
Translation gain (loss) arising on remeasurement of net monetary assets	**281**	(6,890)
Total non-operating income (expense)	**(1,128)**	(16,393)
Income (loss) before taxes and minority interest	**9,758**	(21,473)
Income taxes *(Note 5)*	**6,073**	7,575
Income (loss) before minority interest	**3,685**	(29,048)
Minority interest in net (income) loss of subsidiary	**(45)**	124
Net income (loss)	$ **3,640**	$ (28,924)
Other comprehensive income, net of income tax		
Unrealized holding gains from available for sale securities	**1,894**	–
Comprehensive income (loss)	$ **5,534**	$ (28,924)

See accompanying notes.

OAO Trade House GUM

Consolidated Statements of Shareholders' Equity

(In thousands of US dollars, except per share data)

	Common Stock		Additional Paid-In	Retained	Accumulated Other Comprehensive	Treasury Stock		Total Shareholders'
	Shares	Amount	Capital	Earnings	Income	Shares	Amount	Equity
Balance at December 31, 1997	60,000,000	$ 12,466	$ 19,227	$ 57,917	$ –	(6,576,670)	$(11,790)	$ 77,820
Net loss	–	–	–	(28,924)	–	–	–	(28,924)
Treasury stock purchases	–	–	–	–	–	(115,472)	(210)	(210)
Cash dividends ($.02 per share)	–	–	–	(1,207)	–	–	–	(1,207)
Balance at December 31, 1998	60,000,000	$ 12,466	$ 19,227	$ 27,786	$ –	(6,692,142)	$(12,000)	$ 47,479
Net income	**–**	**–**	**–**	**3,640**	**–**	**–**	**–**	**3,640**
Unrealized holding gains	**–**	**–**	**–**	**–**	**1,894**	**–**	**–**	**1,894**
Treasury stock purchases	**–**	**–**	**–**	**–**	**–**	**(494,010)**	**(140)**	**(140)**
Cash dividends ($.04 per share)	**–**	**–**	**–**	**(1,858)**	**–**	**–**	**–**	**(1,858)**
Balance at December 31, 1999	**60,000,000**	**$ 12,466**	**$ 19,227**	**$ 29,568**	**$ 1,894**	**(7,186,152)**	**$(12,140)**	**$ 51,015**

See accompanying notes.

OAO Trade House GUM

Consolidated Statement of Cash Flows

	Years ended December 31 1999	1998
	(In thousands of US)	
Operating activities		
Net income (loss)	$ **3,640**	$ (28,924)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	**1,859**	1,655
Sublease income in non-cash form	**(100)**	–
Provision for deferred income taxes	**(51)**	270
Minority interest in income (loss) of consolidated subsidiaries	**45**	(124)
(Gain) loss on short-term investments	**(163)**	3,348
Loss on sales of property and equipment	**317**	842
Translation (gain) loss	**(281)**	6,890
Changes in operating assets and liabilities:		
Trade accounts receivable	**1,503**	(5,985)
Short-term investments	**549**	3,026
VAT taxes receivable	**(94)**	3,019
Inventories	**4,782**	17,893
Prepaids and other current assets	**(408)**	(57)
Trade payables	**1,365**	722
Income taxes payable	**(391)**	197
Accrued expenses and other current liabilities	**(1,090)**	(378)
Net cash provided by operating activities	**11,482**	2,394
Investing activities		
Purchases of property and equipment	**(2,063)**	(6,381)
Proceeds from disposals of property and equipment	**161**	–
Purchases of long-term investments	**(139)**	–
Net cash used in investing activities	**(2,041)**	(6,381)
Financing activities		
Cash dividends paid	–	(1,207)
Acquisitions of previously outstanding shares	**(40)**	(210)
Proceeds from notes payable borrowings	**924**	3,833
Principal payments on notes payable	**(3,066)**	(1,473)
Other	**54**	–
Net cash (used in) provided by financing activities	**(2,128)**	943
Effect of exchange rates on cash and cash equivalents	**(633)**	(4,740)
Net increase (decrease) in cash and cash equivalents	**6,680**	(7,784)
Cash and cash equivalents at beginning of the year	**4,150**	11,934
Cash and cash equivalents at end of the year	$ **10,830**	$ 4,150

OAO Trade House GUM

Consolidated Statement of Cash Flows (continued)

Supplemental disclosure of non-cash activities:				
Treasury stock obtained in exchange for sublease of premises	$	**100**	$	–
Supplementary cash flow information:				
Interest paid	$	**112**	$	110
Income taxes paid		**6,387**		5,655

See accompanying notes.

OAO Trade House GUM

Consolidated Financial Statements

Years ended December 31, 2000 and 1999
with Report of Independent Auditors

Ernst & Young

Ernst & Young (CIS) Limited
Podsosensky Pereulok 20/12
Moscow 103062 Russia
Phone: 7 (095) 705 92 92
Fax: 7 (095) 705 92 93

Эрнст энд Янг (СНГ) Лимитед
Россия, 103062 Москва
Подсосенский переулок, 20/12
Телефон: 7 (095) 705 92 92
Факс: 7 (095) 705 92 93
ОКПО 40128555

Report of Independent Auditors

The Board of Directors and Shareholders
OAO Trade House GUM

We have audited the accompanying consolidated balance sheets of OAO Trade House GUM and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income and comprehensive income, shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, as part of the privatization process of the Company, certain properties assigned to it by the Moscow Property Fund have been recorded at values stated in its privatization plan determined by the Moscow Privatization Commission rather than at historical cost.

In our opinion, except for the effects of recording certain properties at values other than historical cost as discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of OAO Trade House GUM and subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Ernst & Young (CIS) Ltd

June 8, 2001

OAO Trade House GUM

Consolidated Balance Sheets

	December 31 2000	December 31 1999
	(In thousands of US dollars)	
Assets		
Current assets:		
Cash and cash equivalents *(Note 2)*	$ **13,395**	$ 10,830
Trade accounts receivable, net of allowance for doubtful accounts of $605 and $0 for 2000 and 1999, respectively	**1,272**	1,521
Notes receivable	**3,993**	688
Taxes receivable	**4,662**	3,045
Inventories, net of allowance for obsolescence of $268 and $70 for 2000 and 1999, respectively	**15,564**	16,254
Deferred income taxes *(Note 5)*	**351**	164
Prepaid expenses and other current assets	**392**	238
Total current assets	**39,629**	32,740
Property and equipment, net *(Note 4)*	**31,469**	30,124
Investments held for sale *(Note 3)*	**3,352**	2,859
Long-term investments	**370**	433
Total assets	$ **74,820**	$ 66,156
Liabilities and shareholders' equity		
Current liabilities:		
Trade accounts payable	$ **13,468**	$ 11,769
Taxes payable	**811**	130
Accrued expenses and other current liabilities	**672**	3,108
Total current liabilities	**14,951**	15,007
Deferred income taxes *(Note 5)*	**45**	89
Commitments and contingencies *(Note 9)*		
Minority interest	**59**	45
Shareholders' equity:		
Common stock (1 ruble par value per share), 72,000,000 shares authorized, 60,000,000 issued and 52,383,638 outstanding at December 31, 2000; 72,000,000 shares authorized, 60,000,000 issued and 52,813,848 outstanding at December 31, 1999	**12,466**	12,466
Additional paid-in capital	**19,227**	19,227
Retained earnings	**38,152**	29,568
Accumulated other comprehensive income	**2,450**	1,894
Treasury stock, at cost (7,616,362 and 7,186,152 shares at December 31, 2000 and 1999, respectively)	**(12,530)**	(12,140)
Total shareholders' equity	**59,765**	51,015
Total liabilities and shareholders' equity	$ **74,820**	$ 66,156

See accompanying notes.

OAO Trade House GUM

Consolidated Statements of Income and Comprehensive Income

	Years ended December 31 2000	1999
	(In thousands of US dollars)	
Revenues:		
Retail sales	$ 62,113	$ 66,056
Sublease income	17,862	13,470
	79,975	79,526
Cost of revenues:		
Cost of sales	47,094	54,156
Cost of sublease	2,538	1,424
Gross margin	30,343	23,946
Selling expenses	(9,317)	(7,026)
General and administrative expenses	(6,402)	(4,978)
Other operating income	260	225
Other operating expense	(1,447)	(1,281)
Income from operations	13,437	10,886
Non-operating income (expense):		
Investment income *(Note 3)*	623	162
Interest income	594	741
Interest expense *(Note 6)*	(25)	(149)
Bad debt expense	(605)	–
Non-operating income	262	587
Non-operating expense	(1,175)	(2,750)
Translation gain arising on remeasurement of net monetary assets	128	281
Total non-operating income (expense)	(198)	(1,128)
Income before taxes and minority interest	13,239	9,758
Income taxes *(Note 5)*	4,641	6,073
Income before minority interest	8,598	3,685
Minority interest in net income of subsidiaries	(14)	(45)
Net income	$ 8,584	$ 3,640
Other comprehensive income, net of income tax		
Unrealized holding gains from available for sale securities	735	1,894
Transfer of realized holding gains to non-operating income	(179)	–
Comprehensive income	$ 9,140	$ 5,534

See accompanying notes.

OAO Trade House GUM

Consolidated Statements of Shareholders' Equity

(In thousands of US dollars, except the share data)

	Common Stock		Additional Paid-In	Retained	Accumulated Other Comprehensive	Treasury Stock		Total Shareholders'
	Shares	Amount	Capital	Earnings	Income	Shares	Amount	Equity
Balance at December 31, 1998	60,000,000	$ 12,466	$ 19,227	$ 27,786	$ –	(6,692,142)	$(12,000)	$ 47,479
Net income	–	–	–	3,640	–	–	–	3,640
Unrealized holding gains	–	–	–	–	1,894	–	–	1,894
Treasury stock purchases	–	–	–	–	–	(494,010)	(140)	(140)
Cash dividends ($.04 per share)	–	–	–	(1,858)	–	–	–	(1,858)
Balance at December 31, 1999	60,000,000	$ 12,466	$ 19,227	$ 29,568	$ 1,894	(7,186,152)	$(12,140)	$ 51,015
Net income	–	–	–	**8,584**	–	–	–	**8,584**
Unrealized holding gains	–	–	–	–	**735**	–	–	**735**
Realized gain on sale of securities available-for-sale	–	–	–	–	**(179)**	–	–	**(179)**
Treasury stock purchases	–	–	–	–	–	**(430,210)**	**(390)**	**(390)**
Balance at December 31, 2000	**60,000,000**	**$ 12,466**	**$ 19,227**	**$ 38,152**	**$ 2,450**	**(7,616,362)**	**$(12,530)**	**$ 59,765**

See accompanying notes.

OAO Trade House GUM

Consolidated Statements of Cash Flows

	Years ended December 31 2000	1999
	(In thousands of US dollars)	
Operating activities		
Net income	$ 8,584	$ 3,640
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	2,046	1,859
Sublease income received in non-cash form	–	(100)
Provision for doubtful accounts receivable	605	–
Deferred tax benefit	(231)	(51)
Minority interest in income of consolidated subsidiaries	14	45
Gain on short-term investments	(177)	(163)
Loss on sale of property and equipment	307	317
Translation gain	(128)	(281)
Changes in operating assets and liabilities:		
Trade accounts receivable	(399)	1,503
Short-term investments	–	549
Taxes receivable	(1,592)	(94)
Inventories	690	4,782
Notes receivable	(3,305)	(688)
Prepaid expenses and other current assets	(215)	280
Trade accounts payable	2,118	1,365
Taxes payable	698	(391)
Accrued expenses and other current liabilities	(509)	(1,090)
Net cash provided by operating activities	8,506	11,482
Investing activities		
Purchases of property and equipment	(3,728)	(2,063)
Proceeds from disposals of property and equipment	30	161
Proceeds from sale of investments held for sale	317	–
Purchases of securities held for sale	(77)	–
Proceeds from sale of long-term investments	63	–
Purchases of long-term investments	–	(139)
Net cash used in investing activities	(3,395)	(2,041)
Financing activities		
Cash dividends paid	(1,759)	–
Acquisitions of previously outstanding shares	(390)	(40)
Net repayments of short-term borrowings	(169)	(2,142)
Other	–	54
Net cash used in financing activities	(2,318)	(2,128)
Effect of exchange rates on cash and cash equivalents	(228)	(633)
Net increase in cash and cash equivalents	2,565	6,680
Cash and cash equivalents at beginning of the year	10,830	4,150
Cash and cash equivalents at end of the year	$ 13,395	$ 10,830

OAO Trade House GUM

Consolidated Statements of Cash Flows (continued)

	Years ended December 31	
	2000	1999
	(In thousands of US dollars)	
Supplemental disclosure of non-cash activities:		
Treasury stock obtained in exchange for sublease of premises	**$ –**	$ 100
Supplementary cash flow information:		
Interest paid	**$ 25**	$ 112
Income taxes paid	**5,584**	6,387

See accompanying notes.

Open Joint Stock Company Trade House GUM

Consolidated Financial Statements

Years ended December 31, 2001 and 2000
with Report of Independent Auditors

ERNST & YOUNG

■ Ernst & Young (CIS) Limited
Podsosensky Pereulok 20/12
Moscow 103062 Russia
Phone: 7 (095) 705 92 92
Fax: 7 (095) 705 92 93

■ Эрнст энд Янг (СНГ) Лимитед
Россия, 103062 Москва
Подсосенский переулок, 20/12
Телефон: 7 (095) 705 92 92
Факс: 7 (095) 705 92 93
ОКПО 40128555

Report of Independent Auditors

The Board of Directors and Shareholders
Open Joint Stock Company Trade House GUM

We have audited the accompanying consolidated balance sheets of Open Joint Stock Company Trade House GUM and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income and comprehensive income, shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, as part of the privatization process of the Company, certain properties assigned to it by the Moscow Property Fund have been recorded at values stated in its privatization plan determined by the Moscow Privatization Commission rather than at historical cost.

In our opinion, except for the effects of recording certain properties at values other than historical cost as discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Open Joint Stock Company Trade House GUM and subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Ernst & Young CIS Ltd

June 14, 2002

Open Joint Stock Company Trade House GUM

Consolidated Balance Sheets

	December 31, 2001	December 31, 2000
	(In thousands of US dollars)	
Assets		
Current assets:		
Cash and cash equivalents *(Note 2)*	**$ 18,178**	$ 13,395
Trade accounts receivable, net of allowance for doubtful accounts of $450 and $605 for 2001 and 2000, respectively	**513**	1,272
Notes receivable	**1,027**	3,993
Taxes receivable	**5,065**	4,662
Inventories, net of allowance for obsolescence of $51 and $268 for 2001 and 2000, respectively	**15,157**	15,564
Deferred income taxes *(Note 5)*	**111**	351
Prepaid expenses and other current assets	**1,709**	392
Total current assets	**41,760**	39,629
Property and equipment, net *(Note 4)*	**33,128**	31,469
Investments held for sale *(Note 3)*	**3,940**	3,352
Long-term investments	**170**	370
Total assets	**$ 78,998**	$ 74,820
Liabilities and shareholders' equity		
Current liabilities:		
Trade accounts payable	**$ 12,769**	$ 13,468
Taxes payable	**692**	811
Accrued expenses and other current liabilities	**1,118**	672
Total current liabilities	**14,579**	14,951
Deferred income taxes *(Note 5)*	**89**	45
Commitments and contingencies *(Note 9)*	–	–
Minority interest	**90**	59
Shareholders' equity *(Note 6)*:		
Common stock (1 rouble par value per share), 72,000,000 shares authorized, 60,000,000 issued and 51,003,638 outstanding at December 31, 2001; 72,000,000 shares authorized, 60,000,000 issued and 52,383,638 outstanding at December 31, 2000	**12,466**	12,466
Additional paid-in capital	**19,227**	19,227
Retained earnings	**43,831**	38,152
Accumulated other comprehensive income	**3,431**	2,450
Treasury stock, at cost (8,996,362 and 7,616,362 shares at December 31, 2001 and 2000, respectively)	**(14,715)**	(12,530)
Total shareholders' equity	**64,240**	59,765
Total liabilities and shareholders' equity	**$ 78,998**	$ 74,820

See accompanying notes.

Open Joint Stock Company Trade House GUM

Consolidated Statements of Income and Comprehensive Income

	Years ended December 31, 2001	2000
	(In thousands of US dollars)	
Revenues:		
Retail sales	$ 61,951	$ 62,113
Sublease income	21,301	17,862
	83,252	79,975
Cost of revenues:		
Cost of sales	44,883	47,094
Cost of sublease	1,453	647
Gross margin	36,916	32,234
Selling expenses	(14,706)	(11,483)
General and administrative expenses	(6,943)	(7,101)
Other operating income	194	260
Other operating expense	(1,012)	(1,078)
Income from operations	14,449	12,832
Non-operating income (expense):		
Investment income *(Note 3)*	860	623
Interest income	422	594
Interest expense	-	(25)
Non-operating income	707	262
Non-operating expense	(1,693)	(1,175)
Translation gain arising on remeasurement of net monetary assets	(431)	128
Total non-operating income (expense)	(135)	407
Income before taxes and minority interest	14,314	13,239
Income taxes *(Note 5)*	6,421	4,641
Minority interest in net income of subsidiaries	(31)	(14)
Net income	$ 7,862	$ 8,584
Other comprehensive income, net of income tax		
Unrealised holding gains from available for sale securities	1,176	735
Transfer of realized holding gains to non-operating income	(195)	(179)
Comprehensive income	$ 8,843	$ 9,140

See accompanying notes.

Open Joint Stock Company Trade House GUM

Consolidated Statements of Shareholders' Equity

Years Ended December 31, 2001 and 2000
(In thousands of US dollars, except the share data)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock		Total Shareholders' Equity
	Shares	Amount				Shares	Amount	
Balance at December 31, 1999	60,000,000	$ 12,466	$ 19,227	$ 29,568	$ 1,894	(7,186,152)	$ (12,140)	$ 51,015
Net income	–	–	–	8,584	–	–	–	8,584
Unrealized holding gains	–	–	–	–	735	–	–	735
Realized gain on sale of securities available-for-sale	–	–	–	–	(179)	–	–	(179)
Treasury stock purchases	–	–	–	–	–	(430,210)	(390)	(390)
Balance at December 31, 2000	60,000,000	$ 12,466	$ 19,227	$ 38,152	$ 2,450	(7,616,362)	$ (12,530)	$ 59,765
Net income	–	–	–	**7,862**	–	–	–	**7,862**
Unrealized holding gains	–	–	–	–	**1,176**	–	–	**1,176**
Realized gain on sale of securities available-for-sale	–	–	–	–	**(195)**	–	–	**(195)**
Cash dividends				**(2,183)**				**(2,183)**
Treasury stock purchases	–	–	–	–	–	**(1,380,000)**	**(2,185)**	**(2,185)**
Balance at December 31, 2001	**60,000,000**	**$ 12,466**	**$ 19,227**	**$ 43,831**	**$ 3,431**	**(8,996,362)**	**$ (14,715)**	**$ 64,240**

See accompanying notes.

Open Joint Stock Company Trade House GUM

Consolidated Statements of Cash Flows

	Years ended December 31, 2001	2000
	(In thousands of US dollars)	
Operating activities		
Net income	$ **7,862**	$ 8,584
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	**2,126**	2,046
Provision for doubtful accounts receivable	**(155)**	605
Deferred tax expense (benefit)	**118**	(231)
Minority interest in income of consolidated subsidiaries	**31**	14
Gain on short-term investments	**(236)**	(177)
Loss on sale of property and equipment	**71**	307
Translation loss (gain)	**431**	(128)
Changes in operating assets and liabilities:		
Trade accounts receivable	**(1,749)**	(399)
Taxes receivable	**1,896**	(1,592)
Inventories	**407**	690
Notes receivable	**2,966**	(3,305)
Prepaid expenses and other current assets	**(1,318)**	(215)
Trade accounts payable	**(95)**	2,118
Taxes payable	**(119)**	698
Accrued expenses and other current liabilities	**347**	(509)
Net cash provided by operating activities	**12,583**	8,506
Investing activities		
Purchases of property and equipment	**(3,872)**	(3,728)
Proceeds from disposals of property and equipment	**17**	30
Proceeds from sale of investments held for sale	**(72)**	317
Purchases of securities held for sale	**841**	(77)
Proceeds from sale of long-term investments	**200**	63
Net cash used in investing activities	**(2,886)**	(3,395)
Financing activities		
Cash dividends paid	**(1,988)**	(1,759)
Acquisitions of treasury stock	**(2,185)**	(390)
Net repayments of short-term borrowings	–	(169)
Net cash used in financing activities	**(4,173)**	(2,318)
Effect of exchange rates on cash and cash equivalents	**(741)**	(228)
Net increase in cash and cash equivalents	**4,783**	2,565
Cash and cash equivalents at beginning of the year	**13,395**	10,830
Cash and cash equivalents at end of the year	$ **18,178**	$ 13,395

Supplementary cash flow information:		
Interest paid	$ **–**	$ 25
Income taxes paid	**6,017**	5,584

See accompanying notes.

For the attention of the shareholders of JSC "GUM Trading House

The general shareholders meeting of JSC "GUM Trading House" on the operational results for 2001 took place on April 27, 2002

The Resolutions adopted by the annual shareholders meeting:

- to approve the annual reports on the operational results of JSC "GUM Trading House", the annual financial statements, including the report on profit and loss account 2001, distribution of profits, including announcements of dividends and losses of JSC "GUM Trading House on the results of the fiscal year.

The dividend amount is fixed equal to 1ruble 50 kopeks per one ordinary share with its 1 ruble nominal cost.

-to pay dividends in money from 01.06.2002 till 31.12.2002. The date of the dividends payments will be the date of money payment to a shareholder within the stated period. Dividend payments for physical persons are made in the premises of ZAO Registroniks – the register-holder of JSC "GUM Trading House", at the address: Red Square 3, Moscow, GUM building, 3-rd line, 3-rd floor, office 3097.

-to determine the membership of the board of directors of JSC "GUM Trading House" in the number of 15 persons

-to elect the board of directors of JSC "GUM Trading House" for one year period.

- to elect the inspection commission of JSC "GUM Trading House" for one year with the membership of 7 persons.

-to approve audit-consulting company ZAO "Modern Business Technologies" as the auditor of JSC "GUM Trading House"

-to approve the Statute of JSC "GUM Trading House" in the proposed wording

- to approve the Regulation "For the board of directors" in the proposed wording

- to approve the Regulation "On the personal and collective of the executive organs of JSC "GUM Trading House" in the proposed wording

- to approve the Regulation "On the inspection commission of JSC "GUM Trading House" in the proposed wording.

Board of directors
JSC" GUM Trading House"

For the attention of the shareholders of JSC «GUM Trading House»

The general shareholders meeting of JSC "GUM Trading House" on the operational results for 2000 took place on April 27, 2001

The Resolutions adopted by the shareholders annual meeting :

- The annual repots of the board of directors and the managing board, and the inspection commission , the balance sheet , the profit and loss account for 2000 and the distribution of loss and profits of the company were approved

- The annual amount of 70 kopeks dividends per 1 ordinary share with 1 ruble nominal cost was determined. The payment of dividends is due from May 21, 2001 in the offices of ZAO Registroniks- the register-holder of JSC "GUM Trading House" , at the following address: Red Square 3, Moscow, 3-rd line, 3-rd floor, office 3097

- Personal remuneration 0,421%to the members of the board of directors and the managing board , and 0,243% to the members of the inspection commission on the operational results for 2000 of the raise of net profit in comparison with 1999 were established

- New memberships of the board of directors and the inspections commission for one year period and of the managing board for two-years were elected.
Nikitin Aleksander Aleksandrovich was elected Chairman of the board of directors and Vechkanov Vecheslav Leonidovich, President of JSC "GUM Trading House", was elected Chairmnan of the managing board. Salekhov Rafek Abdulhakovich was elected Chairman of the inspection commission.

- Audit and consulting company ZAO "Modern Business Technologies" was approved auditor of JSC "GUM Trading House"

Board of directors
JSC "GUM Trading House"

For the attention of the shareholders of JSC "GUM Trading House

The general shareholders meeting of JSC "GUM Trading House" on the operational results for 1999 took place on April 21, 2000

The Resolutions adopted by the annual general shareholders meeting were as follows:

- the annual report of JSC "GUM Trading House", balance sheet, profit and loss account of the company for 1999 and the distribution of profits of the company were approved

- the annual amount of dividends was determined as 1 ruble per one ordinary share with 1 ruble nominal cost. Payment of dividends will commence on May 22, 2000 in the offices of ZAO Registroniks, the register-holder of JSC "GUM Trading House' at the address: Red Square 3, Moscow, GUM building, 3-rd line, 3-rd floor, office 3097

- the personal remuneration for the members of the board of directors and the managing board on the operational results 1999 was fixed as 0,053% and for the members of the inspection commission as 0, 033% of the increase of the net profit in comparison with 1998.

- new memberships of the board of directors, managing board and inspection commission for one year period were elected. Solomatin Jyriy Borisovich was elected Chairman of the board of directors. Vechkanov Viacheslav Leonidovich, having the post of Chairman of the managing board, was elected President of JSC "GUM Trading House".
Salekhov Rafek Abdulhakovich was elected Chairman of the inspection commission.

- audit company ZAO "Unikon/MC Consulting group" was approved as auditor of JSC "GUM Trading House".

Board of directors
JSC "GUM Trading House"

For the attention of the shareholders of JSC "GUM Trading House

The general shareholders meeting of JSC "GUM Trading House" on the operational results for 1998 took place on April 30,1999

The annual report of JSC "GUM Trading House", the balance sheet, the Profit and Loss Account, the Distribution of Profits and Losses in 1996 and the annual report on securities were approved

The distribution of the profit of 1998 for 1999 (in mln. Rubles):

- Accumulation fund - 61,2
- Consumption fund - 9,0
- Capital investment fund - 39,2
- Social security fund - 1,8
- Charity fund - 1,1
- Indemnification against losses –10,6
- Advance use of profit - 0,3
- Totally: 123,2

- Due to the economic crisis and decrease of profit as the result, it was determined not to pay dividends per the shares of JSC "GUM Trading House" and the remunerations to the members of the board of directors, managing board and the inspection commission on the operational results 1998

- The meeting adopted the report of the inspection commission of JSC "GUM Trading House" for 1998

- Amendments and supplements in connection with the defining of some paragraphs were introduced into the Statute of JSC "GUM Trading House"

- New memberships of the board of directors, the managing board and the inspection commission were elected for one year period.Juriy Borisovich Solomation was elected Chairman of the board of directors. President of GUM Vechaslav Leonidovich Vechkanov was elected Chairman of the managing board. Salekhov Rafek Abdulkhakovich was elected Chairman of the inspection commission

- ZAO "Unikom M/S Consultative group" was approved as the auditor of JSC "GUM Trading House"

As the results of economic crisis and its consequences effected the stock market , the fifth issue of the inscribed stock of JSC "GUM Trading House" went through.

Further information by phones: 929 33 17
929 30 04

Board of directors
JSC "GUM Trading House'

For the attention of the shareholders of JSC "GUM Trading House

The general shareholders meeting of JSC "GUM Trading House" on the operational results for 1997 took place on April 24, 1998

The Resolutions adopted by the annual general shareholders meeting:

- the annual report of JSC "GUM Trading House", balance sheet, profit and loss account of the company for 1997 and the distribution of profits were approved

- the fixed maximum value of the declared shares of JSC "GUM Trading House" in the number of 12 million pieces per 1 ruble nominal cost each (in denominated rubles) was determined

- the amendments into the Statute of JSC "GUM Trading House" in accordance with the determination of the declared shares , denomination and definition of the wording of some paragraphs were approved

- it was approved the enlargement of the authorized capital of JSC "GUM Trading House" from 60 mln. rubles to 72 mln.rubles by issuing additional inscribed ordinary shares of JSC "GUM Trading House" in the total number of 12 mln. pieces with its nominal cost of 1 ruble (in denominated rubles) within not more than 1 year from the date of approval of the decision about such issue with payment in money and via open subscription , which offers pursuant to paragraph 25 of the Statute of JSC "GUM Trading House" the preference for the shareholders to purchase the shares of the new issue in proportion to the shares in their ownership

- a new membership for the board of directors of JSC "GUM Trading House" in number of 15 persons was elected with Solomatin Iuriy Borisovich as Chairman of the board of directors

- a new membership for the managing board of JSC "GUM Trading House" for 1 year period was elected with Vechkanov Vecheslav Leonidovich, President of JSC "GUM Trading House", as Chairman of the managing board

- a membership of the inspection commission of JSC "GUM Trading House" in the number of 7 persons was elected with Salekhov Rafek Abdulhakovich , economic adviser of the Chairman of the managing board of Mosbiznesbank, as Chairman of the inspection commission

- Audit company "Unikon/MC Consulting group" was approved as auditor of JSC "GUM Trading House".

Board of directors
JSC "GUM Trading House"

For the attention of the shareholders of JSC "GUM Trading House"

The general shareholders meeting of JSC "GUM Trading House" on the operational results for 1996 took place on April 25,1997

The annual report of JSC "GUM Trading House", the balance sheet, the Profit and Loss Account, the distribution of Profits and Losses in 1996 and the annual report on securities were approved.

The distribution of diverted assets in 1996 (in mln. Rubles) is as follows:

- Accumulation fund	- 81 898
- Consumption fund	- 64 121
- Capital investment fund	- 11 736
- Reserved fund	- 1 742
- Dividend fund	- 5 711
- Social security fund	- 2 510
- Charity fund	- 492
- Others	- 34 585

- The amount of dividend was determined as 1000 rubles per one ordinary share
- The report of the inspection commission of JSC "GUM Trading House" was adopted
- The "Unikon" company was appointed the auditor
- It was approved the 1 to 10 splitting of the ordinary shares of JSC "GUM Trading House" by the converting (exchange) of each ordinary share with its nominal cost of 10, 000 (ten hundred) rubles into 10 (ten) ordinary shares with nominal cost of 1000 (one thousand rubles) with enlargement of the total quantity of the ordinary shares from 6,000,000 (six million) pieces to 60,000,000 (sixty million) pieces with the stable amount of 60 000 000 000 (sixty billion) of the authorized capital.
- Some amendments were introduced in connection with the splitting of the shares and on making definitions of the wording of some paragraphs
- The statement "About personal and collective of the executive organs of JSC "GUM Trading House"
- A new board of directors of JSC "GUM Trading House" was elected in the number of 15 persons for one year period. Solomatin Juriy Borisovich was elected Chairman of the board of directors
- A new membership of the managing board for one year period was elected with Mr. Vechkanov Vicheslav Leonidovich as Chairman of the managing board.

Board of directors
JSC "GUM Trading House"

Торговый Дом ГУМ
103012, Москва, Красная Площадь, 3
Тел.: (095) 921-5763, 929-3470, 929-3471
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